Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP EXTENDS MINERALIZED VEINS BY DRILLING AND TUNNELING AT THE TLP AND LME MINES, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – August 24, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM / NYSE AMERICAN: SVM) is pleased to report results of the first half of its 2017 exploration programs at the TLP and LME mines, Ying Mining District, Henan Province, China.

In the first half of 2017, the Company completed 17,230 meters (“m”) of underground diamond drilling and 6,196m of exploration tunneling at the TLP and LME mines. Underground drilling continuously extended the major mineralized vein structures along strike and downdip, and drift tunneling exposed high-grade mineralized zones at both mines.

Highlights of selected intersections of drill holes:

LME Mine:

  Hole ZKL51A21 intersected a 6.85m interval from 21.32m to 28.17m, 6.74m true width, of vein LM5E1 grading 419 grams per tonne (“g/t”) silver (“Ag”), 0.96% lead (“Pb”) and 0.38% zinc (“Zn”) at the 546m elevation, including a 0.58m interval from 23.46m to 24.04m, 0.57m true width grading 1,151g/t Ag, 5.81% Pb and 1.99% Zn, and a 2.16m interval from 41.33m to 43.49m, 2.12m true width, of vein LME grading 1,347 g/t Ag, 1.45% Pb and 0.68% Zn at the 539m elevation; and

  Hole ZKL5337 intersected a 7.50m interval from 297.36m to 304.86m, 5.38m true width, of vein LM5 grading 558g/t Ag, 3.31% Pb and 0.56% Zn at the 240m elevation, including a 0.60m interval from 300.94m to 301.54m, 0.43m true width grading 4,229g/t Ag, 19.76% Pb and 0.96% Zn.

TLP Mine:

  Hole ZKT2541 intersected an 1.17m interval from 86.19m to 87.36m, 0.80m true width, of vein T39W grading 1,577g/t Ag, 10.40% Pb and 3.10% Zn at the 796m elevation.

Highlights of selected mineralization zones exposed in exploration drift tunnels:

LME Mine:

  Drift Tunnel PD900-LM5E2-550-51NSYM exposed mineralization of 75m long and 1.07m wide (true width) grading 595 g/t Ag, 2.29% Pb and 0.78% Zn within vein structure LM5E on the 550m level.

TLP Mine:

  Drift Tunnel PD846-T16E-846-4SYM exposed mineralization of 45m long and 0.54m wide (true width) grading 1,621g/t Ag, 2.60% Pb and 0.24% Zn within vein structure T16E on the 846m level; and

  Drift Tunnel PD820-T14-700-2NYM exposed mineralization of 119m long and 0.86m wide (true width) grading 406g/t Ag, 5.03% Pb and 0.54% Zn within vein structure T14 on the 700m level.

Diamond drill holes are designed to define and upgrade inferred mineral resource blocks and test for new mineral resources. Underground drilling is mainly conducted from current production levels to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new veins in the previous less-explored areas.

The first half of 2017 drilling program at TLP and LME mines is briefly summarized in the following table:

Major Target Veins	Meters Drilled	Holes Completed	Samples Collected	Holes with Assay Received	Holes Intercepted Vein Structures	Holes Intercepted Mineralization
TLP Mine
T1W1, T1W2, T8, T11, T15, T15W, T16, T27 ,T28, T38, and T39	12,609	44	1,089	45	45	31
LME Mine
LM3, LM4, LM5, LM6, LM9, and ZG	4,621	17	639	30	30	17

The 2017 exploration tunneling, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade drill defined mineral resources and test for new parallel and splay structures.

The first half of 2017 tunneling program at TLP and LME mines is briefly summarized in the following table:

Major Target Veins	Total Tunneling (m)	Channel Samples Collected	Drift Tunneling Included (m)	Total Mineralization Exposed by Drift Tunneling
				Length (m)	Average True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
TLP Mine
T1, T2, T3, T3E, T4, T5, T14, T14E, T15W, T16, T16W, T16E, T17, T22, T27, T33E	4,458	2,172	3,288	1,242	0.66	447	3.73	0.55
LME Mine
LM3, LM4, LM5, LM5E, and ZG1	1,738	766	1,088	442	0.76	442	1.71	0.50

Tables 1 and 2 below list the assay results of some selected mineralized intersections in drill holes and mineralized zones exposed in drift tunnels in the first half of 2017 exploration programs.

Table 1: Selected drilling results from the 2017 drilling program at TLP and LME mines
Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Vein	Remarks
LME mine
ZKL5031	55.96	56.49	458	0.53	0.45	110	0.57	0.09	LM3_1	Test*
	208.75	209.53	338	0.78	0.69	181	0.12	0.63	LM6	Test
	212.54	212.98	335	0.44	0.39	122	0.43	2.12	LM6E	Test
	277.65	278.20	284	0.55	0.48	253	2.83	2.26	LM5E	Stepout***
ZKL5746	358.46	358.87	767	0.41	0.41	269	0.34	0.44	ZG2	Test
ZKL51A21	15.22	16.52	548	1.30	1.28	291	0.44	0.17	LM5	Infill**
	21.32	28.17	546	6.85	6.74	419	0.96	0.38	LM5E1	Infill
Including	23.46	24.04	545	0.58	0.57	1,151	5.81	1.99
	27.27	27.76	544	0.49	0.48	1,447	1.00	0.11
	41.33	43.49	539	2.16	2.12	1,347	1.45	0.68	LM5E	Infill
Including	41.33	42.26	539	0.93	0.91	1,968	1.70	0.57
	51.67	52.63	535	0.96	0.84	239	0.81	0.18	LM5E2	Test
	300.75	301.16	450	0.41	0.40	271	0.63	0.33	ZG2	Infill
ZKL5032	237.24	237.73	305	0.49	0.43	100	0.33	0.20	LM6	Test
ZKL5043	21.73	23.78	549	2.05	1.57	1,377	1.25	1.17	LM5	Infill
Including	22.88	23.78	548	0.90	0.69	2,581	1.83	2.23
ZKL5105	45.87	48.55	532	2.68	2.58	582	0.76	0.37	LM5E	Infill
ZKL52A21	70.51	72.32	505	1.81	1.60	942	3.98	0.68	LM5	Infill
	103.31	104.94	482	1.63	1.43	179	1.68	0.39	LM5E	Infill
ZKL5321	57.76	58.17	534	0.41	0.40	109	0.29	0.08	LM5	Test
	93.77	95.17	522	1.40	1.38	1,338	2.43	0.46	LM5E	Infill
Including	93.77	94.45	521	0.68	0.67	2,244	4.63	0.66
ZKL5337	297.36	304.86	240	7.50	5.38	558	3.31	0.56	LM5	Test
Including	300.94	301.54	236	0.60	0.43	4,229	19.76	0.96
	315.93	316.68	223	0.75	0.54	435	4.38	3.33	LM5E	Test
ZKL53A21	21.19	22.28	547	1.09	0.99	467	1.33	0.93	LM5W2	Test
	100.91	103.23	520	2.32	2.11	693	2.51	0.54	LM5E	Infill
ZKL53A22	23.77	24.25	538	0.48	0.42	342	2.53	1.00	LM5W2	Stepout
	32.51	32.94	532	0.43	0.38	201	0.72	0.08	LM5W	Infill
	111.96	112.52	482	0.56	0.49	356	0.75	0.58	LM5E	Infill
	54.99	55.49	511	0.50	0.42	105	0.53	0.32	LM5	Test
ZKL5422	392.93	393.25	160	0.32	0.22	154	4.08	2.95	LM5E	Test
	424.88	428.68	133	3.80	2.59	212	5.83	1.17	LM5E2	Test
TLP mine
ZKT2541	19.40	19.91	829	0.51	0.35	283	3.00	1.80	T38	Test
	86.19	87.36	796	1.17	0.80	1,577	10.40	3.10	T39W	Test
ZKG0531	13.35	14.01	852	0.66	0.61	118	0.20	0.30	T16E	Stepout
	161.13	161.63	816	0.50	0.46	56	5.10	1.10	T15W	Test

ZKG0532	211.95	212.97	685	1.02	0.94	85	7.80	5.20	T11	Stepout
ZKT2542	135.69	136.12	745	0.43	0.28	1,033	0.80	1.00	T39	Test
	310.63	311.13	630	0.50	0.34	36	8.20	2.40	T16	Stepout
ZKTA1201	96.57	97.23	979	0.66	0.63	549	15.40	2.70	T27E	Stepout
	155.44	156.46	984	1.02	0.95	147	0.40	0.30	T27	Infill
ZKTA1002	149.64	151.24	903	1.60	0.49	992	6.30	3.20	T1W2	Stepout
	163.21	163.75	897	0.54	0.16	416	0.80	0.10	T25	Test
	166.83	167.99	895	1.16	0.35	118	0.90	0.20	New vein to be named	Test
ZKG0533	20.73	21.32	836	0.59	0.39	197	0.40	0.50	T16E	Infill
ZKTA1001	104.68	105.14	998	0.46	0.42	349	1.30	0.10	T1W2	Test
ZKT2326	93.94	94.44	755	0.50	0.34	399	3.50	0.40	T39W	Test
ZKG0933	21.82	22.54	836	0.72	0.38	143	0.40	0.50	T16E	Infill
	261.00	262.29	629	1.29	0.81	478	4.10	0.30	T11	Test
ZKG0934	27.66	29.01	829	1.35	0.61	277	1.00	0.30	T16E	Infill
ZKG1241	50.60	50.95	810	0.35	0.30	283	2.70	0.90	T12	Test
ZKT1005	98.51	99.16	958	0.65	0.49	211	1.70	0.10	T1W2	Stepout
ZKT0821	4.14	4.57	953	0.43	0.21	545	1.10	0.30	T16E1	Test
ZKT0823	1.91	2.83	954	0.92	0.75	134	0.40	0.20	T16Branch	Test
ZKT1744	419.08	419.46	695	0.38	0.36	460	0.40	1.30	T15W	Test
ZKT06A21	25.67	28.21	944	2.54	1.70	146	0.70	0.30	T16E	Test
ZKT0822	60.56	61.50	994	0.94	0.76	179	0.60	0.10	T16E	Test
	77.82	78.16	1004	0.34	0.27	237	0.80	0.10	T16	Test
ZKG0422	201.22	201.82	523	0.60	0.52	167	3.70	0.70	T11	Stepout
	284.94	285.36	468	0.42	0.37	11	4.70	0.50	T11E	Stepout
ZKGA1411	154.20	154.49	772	0.29	0.11	108	0.40	0.60	T16W	Stepout
	166.28	169.23	766	2.95	1.16	92	6.70	0.10	T14E	Infill
ZKL2602	80.76	81.58	904	0.82	0.51	199	1.70	0.10	T15W	Test
	324.64	325.06	857	0.42	0.36	836	2.60	0.60	T22	Test
ZKT1021	60.77	61.67	938	0.90	0.38	105	0.30	0.10	T16E	Test
	107.34	108.39	925	1.05	0.44	767	5.30	2.80	T16	Test

*Test: intersections in open areas without known mineralization for new resource delineation
**Infill: intersections within known resource blocks for resource upgrade
***Stepout: intersections adjacent to existing resource blocks for resource expansion

Table 2: Selected mineralized zones exposed by drift tunneling at TLP and LME mines

Tunnel ID	Target Vein	Level (m)	Length (m)	True Width (m)	Ag g/t)	Pb %	Zn %
TLP Mine
PD730-T1W2-765-11NYM	T1W2	765	25	0.63	140	0.65	0.23
PD1050-T3-1050-1SYM	T3	1050	95	1.01	101	1.56	0.12
PD800-T3E-800-35SNYM	T3E	800	115	0.85	255	5.75	0.45
PD1070-T4-1070-5NSYM	T4	1070	40	0.40	563	5.00	0.23
PD840-T5E1-840-13SYM	T5E1	840	35	0.34	263	5.11	10.00
PD820-T14-700-2NYM	T14	700	119	0.86	406	5.03	0.54
PD820-T16E-755-8NYM	T16	755	29	1.66	915	3.40	0.66
PD820-T16W-700-8SYM	T16W	700	38	0.62	1,207	6.36	1.03
PD846-T16E-846-4SYM	T16E	846	45	0.54	1,621	2.60	0.24
PD820-T16E-755-8NYM	T16E	755	55	0.30	130	1.51	0.25
PD820-T17-755-14NYM	T17W	755	60	0.40	263	2.13	0.22
PD930-T22-930-6NYM	T22	930	25	0.43	237	4.27	0.20
PD960-T27-960-14NSYM	T27	960	40	0.49	159	2.88	0.23
PD930-T33E-940-Sublevel-3NSYM	T33E	940	35	0.57	303	5.19	0.22
PD800-T33E-800-9NYM	T33E	800	25	0.39	244	2.68	0.59

LME Mine
PD838-LM3-700-58SYM	LM3	700	30	0.39	525	1.44	0.41
PD900-LM5-600-60NYM	LM5	600	50	1.23	375	1.50	0.35
PD900-LM5-500-52SNYM	LM5	500	60	0.58	443	1.11	0.19
PD900-LM5E-600-67SYM	LM5E	600	50	0.54	193	1.14	0.57
PD900-LM5E2-550-51NSYM	LM5E	550	75	1.07	595	2.29	0.78
PD900-LM5E1-560-53NS	LM5E1	560	25	0.89	594	1.08	0.30

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhenzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and both labs are ISO9000 certified analytical lab. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at

Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical service. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at the lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Ruijin Jiang, P. Geo, reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. Alex Zhang, P. Geo, VP exploration of the Company, is the Qualified Person on the project as defined under National Instrument 43-101 and he has verified and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China.

The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Gordon Neal
Vice President, Corporate Development
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2017 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.